

BRITISH AMERICAN TOBACCO

BEST AVAILABLE COPY

FILE No. 82 - 33



SUPPL

news release
www.bat.com

For immediate release: Friday, 29 April 2005

British American Tobacco Sells Trademarks to Gallaher Plc

British American Tobacco has sold to Gallaher Plc the Benson & Hedges and Silk Cut trademarks in Malta and Cyprus (North and South), and the Silk Cut trademark in Lithuania for a cash sum of £70 million.

The transactions are in accordance with contracts of 1993 and 1994 in which Gallaher agreed to acquire these trademarks in European Union states. The recent accession of Malta, Cyprus and Lithuania necessitated today's sale.

ENQUIRIES

British American Tobacco Press Office
David Betteridge/Teresa La Thangue/Emily Brand
+44 (0) 20 7845 2888 (24 hours)

Investor Relations
Ralph Edmondson/Rachael Cummins
+44 (0) 20 7845 1180 or 1519

Notes to Editors

In 1993 and 1994 British American Tobacco entered into a series of agreements with American Brands (Gallaher's then parent company) to simplify ownership rights of Lucky Strike, Benson & Hedges and Silk Cut. Broadly, British American Tobacco gained ownership of all of American Brands' Lucky Strike rights and Benson & Hedges and Silk Cut outside of the EU. Gallaher obtained ownership of Benson & Hedges and Silk Cut within the European Union. These contracts also provided that Gallaher would acquire British American Tobacco's Benson & Hedges and Silk Cut rights in countries that joined the EU.



PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

5/19

BRITISH AMERICAN TOBACCO



news release

www.bat.com

28 April 2005

The risks of confrontation in place of co-operation

Jan du Plessis, British American Tobacco's new Chairman, has challenged the NGOs who commit their resources to attacking multinational companies – often the very companies working hardest to address their concerns – yet refuse to engage constructively with business for progress.

Speaking at his first Annual General Meeting as the company's Chairman, he said of such NGOs: "To those who criticise yet refuse to engage, is your insistence on confrontation rather than co-operation really the best way to achieve your own goals?"

And he warned of the real risk that "frequent and sometimes ill-founded attacks on large and committed companies will scare off those companies with limited resources and who fear that they can only lose by embracing CSR. Yet it is often smaller businesses, and local businesses in developing countries, that should focus most on raising standards."

Mr du Plessis added: "Some of these criticisms seem to stem from an ideology that big business can rarely, if ever, do any good. Yet as Kofi Annan, the UN Secretary General, said about achieving sustainable development: 'It is only by mobilising the corporate sector that we can make significant progress.'

"Alienating business is not the pathway to sustainable development," he said, "and I speak as someone with a fair understanding of - and passionate interest in - the development issues facing Africa."

Mr du Plessis said it is right and necessary to tackle the huge problems facing many developing countries: poverty, lack of skills, lack of social infrastructure and lack of opportunity. But this "vast and complex challenge" needs constructive inputs from governments, communities, NGOs, development organisations and business.

He championed the real contributions of multinational businesses to local development goals. "The presence of multinationals in developing nations is helping governments to build on all three pillars of sustainable development – economic, social and environmental. A lasting way to address poverty is by steadily creating employment, economic security and self-sufficiency. Ultimately, only economic growth can provide the means to pay for environmental improvements and social progress."

"It is frequently multinational companies," he added, "that introduce skills, training and international standards, for example in labour practices, reducing environmental impacts, improving workplace safety and providing community support."

His remarks came as Friends of the Earth, Action on Smoking and Health and Christian Aid – amongst the NGOs most reluctant to engage in dialogue with business – criticised the Group's commitment to CSR. All three NGOs frequently attack multinational companies' corporate responsibility work as 'greenwash'.

Mr du Plessis thanked the NGOs who do come to dialogue and work alongside Group companies in projects on the ground. The key point, he said, is that few companies seeking to embrace today's changing ideas of corporate responsibility can do so without constructive engagement, dialogue and partnerships.

He added that he found it ironic that companies embracing CSR are not only criticised by some NGOs, but by serious business commentators who argue that companies' only proper goal is the honest and legal pursuit of profit. The case had been strongly put that business achieves far more for society by being left to pursue enlightened commercial self interest than by attempting to embrace any other ways of serving society.

"Getting CSR right is not easy," said Mr du Plessis, "especially for businesses like ours in controversial sectors. However, criticisms will not deter us. Our door is open, including to our critics. We genuinely want to listen and find solutions. Like any large organisation, I am sure we deserve criticism from time to time. We take well-founded rebukes seriously and work to put right things that really are wrong, and where we have a mandate to do so."

"There may be some anti-business campaigners whose agenda is not served by business acting responsibly," he said. "But I cannot believe that this is what those who really seek progress actually want."

ENQUIRIES

David Betteridge, Teresa La Thangue, Emily Brand
British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)

Notes to editors:

- British American Tobacco p.l.c. will publish its fourth Social Report in July.
- The Group's approach to accountability and responsibility continues to be endorsed by independent external bodies:
  - British American Tobacco is the only tobacco business included in the Dow Jones Sustainability Indices.
  - The UK's Business in the Community has ranked the Group amongst the 'Top Companies That Count' in its most recent Corporate Responsibility Index.
  - The United Nations Environment Programme and the SustainAbility organisation last year ranked the Group fourth best in the world in non-financial reporting.
- British American Tobacco is the world's most international tobacco group. It does business in over 180 markets, employs over 90,000 people and works with some 250,000 supplier farmers worldwide. In 2004, the Group had a global volume of 853 billion cigarettes and its business enabled governments worldwide to gather over £22 billion a year in taxes, some 15 times the Group's profit after tax.
- Through its Business Principles, *Mutual Benefit*, *Responsible Product Stewardship* and *Good Corporate Conduct*, British American Tobacco is committed to defining and living by principles of corporate responsibility for a controversial industry.



BRITISH AMERICAN TOBACCO

FILE No. 82 • 33

news release

www.bat.com

28 April 2005

Speech by Jan du Plessis, Chairman at the British American Tobacco Annual General Meeting held on 28 April 2005

Good morning, ladies and gentlemen, and welcome to your Annual General Meeting.

This is my first AGM as Chairman of your company and may I say that, on taking over the hot seat, I feel very good about what I have found. The Group is in good shape, our strategy is demonstrating its strength and I am greatly impressed by the talent and energy of our people around the world, as they build on the tremendous momentum achieved since British American Tobacco listed as a stand-alone tobacco company on the London Stock Exchange in 1998.

2004 was a year of solid progress. Your company continued to deliver shareholder value through its strategy of focusing on growth, productivity and responsibility, delivered by a winning organisation. The Reynolds American deal was completed, there was excellent progress in the new business in Italy, we made big inroads into improved productivity and further embedded our approach to corporate responsibility.

But before reviewing last year's performance, let me welcome your three new Non-Executive Directors and pay tribute to those who have left us. The sudden death of K.S. Wong in February shocked us all. KS was a valued member of your Board and his passing is a

great loss. I'm sure you will wish to join me in expressing sincere condolences to his family.

Admiral Bill Owens stepped down last year on becoming Chief Executive of Nortel Networks and, of course, Martin Broughton retired as Chairman to take up the joystick at British Airways. I would particularly like to thank Martin for his outstanding contribution to the Group over a career spanning more than 30 years.

It's my pleasant task to introduce to you Piet Beyers, Robert Lerwill and Sir Nicholas Scheele. Piet is an Executive Director of Richemont and a Non-Executive Director of Remgro, with extensive marketing and management experience in the food, drinks, luxury goods, tobacco and advertising industries. Robert's career has spanned Finance Director positions at WPP Group and Cable & Wireless and he was recently appointed Chief Executive of Aegis Group. Nick has joined us after a long and distinguished career with Ford Motor Company, most recently as President and Chief Operating Officer, and is Chancellor of Warwick University.

I am delighted to welcome them and the broad range of skills and valuable insights they bring to your Board.

2004 business review

Let me now turn to your company's performance last year.

Operating profit was up by 2 per cent at over £2.8 billion and, stripping out the effects of foreign exchange, would have been up by 7 per cent. Pre-tax profit was up 20 per cent at almost £1.9 billion and earnings per share were up 10 per cent, reflecting, amongst other factors, the higher operating profit and the share buy-back programme you have authorised.

At a time when shareholders are increasingly seeking income, your Board is recommending a final dividend of 29.2p, increasing the

year's total by 8 per cent to 41.9p per share. Since 1998, dividends have grown by about 75 per cent, representing compound annual growth of 9.7 per cent.

Over the last three years, we have delivered total shareholder return of more than 20 per cent a year on average, against 2.4 per cent for the FTSE 100. If you have held your shares for five years, that return is even greater: a remarkable 29 per cent a year, making you some four times better off than if you had put your money in an index tracker. I am sure you will agree that your shareholding has proved a pretty good investment. We remain firmly focused on building sound and sustainable shareholder value for many years to come.

2004 was not, however, all plain sailing. Although several markets performed strongly, developments in some key markets, notably Canada, Japan, France and Germany, adversely affected the Group's performance.

Our global drive brands, Dunhill, Kent, Lucky Strike and Pall Mall, grew by 2 per cent overall, following several years of 8 to 9 per cent growth. Steep tax rises in certain markets reduced overall industry volumes, affecting Dunhill and Luckies. But Kent was up by 10 per cent in its fifth consecutive year of growth, to reach a new record volume of 33 billion, and Pall Mall gained share across all regions, continuing to build its position as a truly global brand.

In geographic terms, four regions delivered results in line with strategy, to offset significant declines in America-Pacific. In short, progress during the year was underpinned by the Group's geographical diversity and the fundamental strength of our brands and strategy.

The landmark Reynolds American transaction in the USA, combining R.J. Reynolds with the US business of Brown & Williamson, was

completed successfully, giving the Group a stronger presence in the world's most profitable cigarette market. Integration is going well and our 42 per cent shareholding has a market value of almost 5 billion dollars.

Our new Italian business, British American Tobacco Italia, successfully completed its first year. It now has a market share of about 30 per cent in one of the EU's most profitable markets and profit was ahead of expectations.

We made good progress in enhancing productivity - finding smart ways to be prudent with costs. We saved £89 million in overheads and indirect costs, on top of £64 million the year before, and have now raised our target to be saving £320 million a year by the end of 2007. We have also reduced our factory and logistics costs by £240 million in the last two years and expect to increase these supply chain savings further.

Transparency and accountability

Last year we produced our third Social Report and we will issue our fourth in July. As before, it will be published on our website bat.com, which in 2004 was, for the third year running, ranked as best website of the FTSE 100 in the Financial Times Webranking survey.

External bodies continue to endorse our approach to transparency, accountability and responsible management of the business. We were again selected as the only tobacco company in the Dow Jones Sustainability Indices, along with our Malaysian subsidiary. We won the PricewaterhouseCoopers Building Public Trust Award for reporting on executive governance and remuneration, following the previous year's award for stakeholder communication. As shareholders, you may also be pleased to see your company featured by the UK Department of Trade and Industry in its best

practice guide on corporate governance, entitled 'Building Better Boards'.

The UK Business in the Community organisation ranked us amongst the 'Top Companies that Count' in its Corporate Responsibility Index. The assessors gave us scores of 100 per cent in areas such as disclosure, corporate values, business conduct and addressing labour rights in the supply chain, and ranked our environmental management as outstanding. Internationally, the United Nations Environmental Programme and the SustainAbility organisation ranked us fourth best in the world in non-financial reporting.

NGOs: dialogue or refusal to engage?

Many external bodies strongly endorse the way our social reporting is centred on engaging with stakeholders in dialogue. The dialogue is certainly bringing us valuable insights into what stakeholders expect of us in living by our Business Principles - *Mutual Benefit*, *Responsible Product Stewardship* and *Good Corporate Conduct* - and it is helping us to focus on what really are the key issues in managing our business responsibly.

This year I joined the dialogue, getting to grips with supply chain topics in Kenya. I believe everyone present felt it was constructive to extend the UK dialogue overseas, so that both UK and local stakeholders could explore things 'on the ground' from all perspectives. I was impressed by the willingness of the many stakeholders who took part to engage candidly, to build two-way learning and to seek solutions.

I am therefore disappointed that some of our most vocal UK-based critics continue to decline invitations to dialogue. I appreciate that dialogue takes time and effort, which NGOs can find hard to commit. But I question whether it is always wise for NGOs to refuse dialogue,

yet commit the resources they do have to attacking multinational companies - often the very companies that are working hardest to address their concerns.

Some of these criticisms seem to stem from an ideology that big business can rarely, if ever, do any good. Yet as Kofi Annan, the UN Secretary General, said about achieving sustainable development: "It is only by mobilising the corporate sector that we can make significant progress."

I agree that alienating business is not the pathway to sustainable development, and I speak as someone with a fair understanding of - and passionate interest in - the development issues facing Africa.

I am sure that everyone here today would agree, as I do, that it is right and necessary to address poverty, lack of skills, lack of social infrastructure and lack of opportunity - huge problems for many developing countries. However, this vast and complex challenge needs an integrated range of constructive inputs – from governments, communities, NGOs, development organisations and, of course, from business.

Contributions of multinational business

It is often overlooked that the presence of multinational businesses in developing nations is making real contributions to local development goals. It is helping governments to build on all three pillars of sustainable development – economic, social and environmental. A lasting way to tackle poverty is by steadily creating employment, economic security and self-sufficiency. Ultimately, only economic growth can provide the means to pay for environmental improvements and social progress.

It is frequently multinational companies that introduce skills, training and international standards, for example in labour practices, reducing

environmental impacts, improving workplace safety and providing community support.

For example, British American Tobacco's programmes with farmers in 22 countries – from whom we buy two thirds of our leaf – aim to help them become skilled farmers overall, not only skilled tobacco farmers. We provide training in crop management, safer ways of working and good environmental practice, and pay farmers promptly at prices that aim to ensure them a fair profit.

In Sri Lanka, our business has pioneered a pension scheme for farmers, where none previously existed. The British American Tobacco Nigeria Foundation is working to reduce poverty through community projects to build sustainability. We helped to establish the Elimination of Child Labour in Tobacco-Growing Foundation, now making real inroads against child labour in more than ten countries. Our Biodiversity Partnership with four major NGOs is supporting community conservation projects, and is also helping us to enhance our own management systems in biodiversity conservation and forestry.

Confrontation or co-operation?

The key point is that few companies seeking to embrace today's changing ideas of corporate responsibility can do so without constructive engagement, dialogue and partnerships. May I therefore thank those NGOs who do come to dialogue and who work alongside us in projects on the ground, recognising that they can help companies in many ways.

That's why our door is open, including to our critics. We genuinely want to listen and find solutions. Like any large organisation, I am sure we deserve criticism from time to time. We take well-founded

rebukes seriously and work to put right things that really are wrong, and where we have a mandate to do so.

To those who criticise yet refuse to engage, I ask: is your insistence on confrontation rather than co-operation really the best way to achieve your own goals?

I find it ironic that companies that do embrace CSR are not only criticised by some NGOs, but also by serious business commentators who argue that the only proper goal of companies is the honest and legal pursuit of profit. It has been argued that the most important book on corporate responsibility is Adam Smith's 18th century 'Wealth of Nations', in which he wrote: "it is not from the benevolence of the butcher...or the baker that we expect our dinner, but from their regard to their own interest". In other words, the case is strongly put that business achieves far more for society by being left to pursue enlightened commercial self interest than by attempting to embrace any other ways of serving society.

Getting CSR right is therefore not easy, especially for businesses like ours in controversial sectors. However, criticisms will not deter us from working to balance our responsibilities to all our stakeholders, including our shareholders, who have entrusted us with the management of their business.

The real risk is that frequent and sometimes ill-founded attacks on large and committed companies will scare off those companies with limited resources and who fear that they can only lose by embracing CSR. Yet it is often smaller businesses, and local businesses in developing countries, that should focus most on raising standards.

There may be some anti-business campaigners whose agenda is not served by business acting responsibly. But I cannot believe that this is what those who really seek progress actually want.

Harm reduction

There is one further topic I would like to touch on briefly before ending.

We are often asked by stakeholders: can you make a cigarette that causes less harm? We are certainly pursuing this actively in our research and development work on reduced-exposure products.

However, the scientific challenges are considerable, and they require constructive engagement with governments and their regulatory advisors, not least about how measures of reduced harm might be established.

Some regulators are concerned that encouraging such products may discourage consumers from quitting. Some are simply reluctant to engage in discussions with the tobacco industry.

However, we are starting to see some emerging scientific and regulatory opinion that reduced-exposure products should be encouraged.

We therefore seek to work constructively with governments and their external advisors to help set new standards for tobacco regulation that focus on harm reduction, while preserving informed adult choice and a competitive business environment.

Current trading and prospects

Finally, turning to what traditionalists would consider to be our real business, the AGM usually presents an opportunity for comment on our prospects for the current year. Given that we will be announcing the first quarter's results next week, it would not be appropriate for me to make any comments today on our prospects for 2005.

Let me assure shareholders, however, that our long term goal remains to grow earnings per share, on average, by high single

figures and to pay out at least half our earnings in dividends. We look forward to the future of your company with confidence.

Let us now move to the formal business of today's meeting.

ENQUIRIES
David Betteridge, Teresa La Thangue, Emily Brand
British American Tobacco Press Office
+44 (0) 20 7845 2888 (24 hours)

BRITISH AMERICAN TOBACCO


FILE No 82 - 33 RECEIVED MAY 16 A 9 OFFICE OF INTERNATIONAL CORPORATE FINANCE

news release
www.bat.com

SUPPL

QUARTERLY REPORT TO 31 MARCH 2005

4 May 2005

SUMMARY

THREE MONTHS RESULTS	2005	2004	Change
Profit from operations	£582m	£604m	-4%
Adjusted diluted earnings per share	20.10p	15.91p	+26%

- This is the first time that British American Tobacco has reported its results under International Financial Reporting Standards.

- Profit from operations in subsidiary companies was 6 per cent higher if the changes in the Group resulting from the merger of the Group's US businesses with R.J. Reynolds and the sale of Etinera, with the resulting change in its terms of trade, are excluded. This "like for like" information provides a better explanation of the subsidiaries' trading results than the 4 per cent "headline" decline in profit from operations, the difference being simply the result of these changes in the Group.

- On a reported basis, Group volumes from subsidiaries were affected by the transactions noted above, resulting in a 3 per cent decrease to 159 billion. Excluding the impact of these transactions, Group volumes from subsidiaries grew by 1 per cent with many good market share performances. The four global drive brands showed overall growth of 2 per cent.

- Adjusted diluted earnings per share rose by 26 per cent, benefiting from the higher underlying operating performance, reduced net finance costs due to the impact of IAS39, a lower effective tax rate and minority interests, as well as the impact of the Reynolds American transaction, the Etinera sale and the subsequent change in terms of trade in Italy and the share buy-back programme. The basic earnings per share were impacted by the same factors, partly offset by the conversion of the redeemable preference shares, and increased to 20.26p (2004: 16.65p).

- The Chairman, Jan du Plessis, commented "The year has clearly started well, benefiting from the Reynolds American transaction, as well as good profit growth in all regions apart from America-Pacific. Shareholders should, however, remember that the comparisons with 2004 will become more demanding, bearing in mind the various one-off tax benefits in the second half of last year. As a result, the first quarter's 26 per cent growth in earnings per share is obviously not indicative of the outlook for the year as a whole."

ENQUIRIES:

INVESTOR RELATIONS:		PRESS OFFICE:	
Ralph Edmondson/	020 7845 1180	David Betteridge/Teresa La Thangue/	020 7845 2888
Rachael Cummins	020 7845 1519	Emily Brand	

British American Tobacco p.l.c. Globe House 4 Temple Place London WC2R 2PG
Registered in England and Wales no. 3407696

BRITISH AMERICAN TOBACCO p.l.c.

QUARTERLY REPORT TO 31 MARCH 2005

INDEX

	PAGE
Chairman's comments	2
Business review	5
Group income statement	9
Statement of changes in total equity	10
Segmental analyses of revenue and profit	11
Accounting policies and basis of preparation	13
Convertible redeemable preference shares	15
Foreign currencies	15
Changes in the Group	16
Restructuring costs	17
Investment costs written off	17
Gains on disposal of subsidiaries and non-current investments	17
Net finance costs	18
Associates	19
Taxation	19
Earnings per share	19
Share buy-back programme	21

British American Tobacco has clearly made an excellent start to the year, with profit in four of our five regions being well ahead compared to the first quarter of 2004.

This is the first time that the Group has reported its results under International Financial Reporting Standards (IFRS). The changes in presentation are further complicated by two significant transactions that took place last year.

Profit from operations in subsidiary companies was 6 per cent higher if the changes in the Group resulting from the merger of the Group's US businesses with R.J. Reynolds and the sale of Etinera, with the resulting change in its terms of trade, are excluded. This "like for like" information provides a better explanation of the subsidiaries' trading results than the 4 per cent "headline" decline in profit from operations, the difference being simply the result of these changes in the Group.

Reported volumes from the Group's subsidiaries declined by 3 per cent to 159 billion cigarettes but, excluding the impact of the above transactions, would have been 1 per cent ahead. There were strong performances in Pakistan, Russia and Turkey.

Our global drive brands grew by 2 per cent, reflecting good performances in France, Germany, Malaysia, Romania and Russia. While Pall Mall was well ahead, the star performer was Kent, the number one premium brand in Russia. The brand continued to improve its market share in the top 30 cities and especially in Moscow, where the launch of Dunhill has also gone extremely well. Dunhill has grown market share to over 14 per cent in South Korea. Lucky Strike has improved its share of the cigarette market in both Germany and France compared to the previous quarter.

Turning to the regions, the results in America-Pacific are obviously confusing because Brown & Williamson's US business was a subsidiary this time last year and is now part of Reynolds American, an associate. If the US is excluded from both periods, the region's profits were £35 million lower at £88 million. Canada has suffered from continued down trading, while conditions in Japan are intensely competitive.

Our performances in the other four regions have been very good, with profits growing by some £66 million, or 15 per cent. There were good profit increases in South Korea, Brazil, Mexico, France, Germany, Russia, South Africa and Nigeria.

It is worth noting that under IFRS, net finance costs are likely to be much more difficult to forecast and may well be more volatile. This is partly because financial instruments, such as derivatives, have to be recognised at fair value. Net finance costs amounted to £46 million but included the benefit of £23 million from fair value changes and exchange differences. Excluding the impact of IAS 39, the relevant Standard for derivatives, net finance costs were similar to last year.

For the Group, one of the most important changes under IFRS concerns the treatment of the results from associate companies. They now have to appear post tax but have to be included at the pre-tax level. Our principal associates are Reynolds American, ITC in India and Skandinavisk Tobakskompagni in Denmark. Their combined volumes amounted to 56 billion cigarettes in the first quarter. The Group's share of their post tax results was £63 million higher at £88 million, principally because of the inclusion of £60 million for Reynolds American.

As Reynolds American recently announced, the launch of their new brand portfolio strategy is well underway and steps have been taken to strengthen further the performance of the two investment brands, Camel and Kool. The smooth integration has continued and they are on target to deliver the merger related synergies.

Changes in the mix of profits have resulted in an underlying tax rate of 31.0 per cent, compared to 35.7 per cent in 2004.

Adjusted diluted earnings per share rose by 26 per cent to 20.10p, benefiting from the higher underlying operating performance and reduced net finance costs, a lower effective tax rate and lower minority interests, as well as the impact of the Reynolds American transaction, the Etinera sale and the subsequent change in terms of trade in Italy and the share buy-back programme.

Some 4 million shares were bought back during the period, at a cost of £42 million and at an average price of £9.38. As usual, the share buy-back programme will restart following the publication of these results.

The year has clearly started well, benefiting from the Reynolds American transaction, as well as good profit growth in all regions apart from America-Pacific, where we expect the difficult trading conditions in Canada and Japan to continue.

Shareholders should, however, remember that the comparisons with 2004 will become more demanding, bearing in mind the various one-off tax benefits in the second half of last year. As a result, the first quarter's 26 per cent growth in earnings per share is obviously not indicative of the outlook for the year as a whole.

Jan du Plessis
4 May 2005

The reported Group profit from operations was 4 per cent lower at £582 million at current rates of exchange (3 per cent lower at constant rates). However, profit would have increased by 6 per cent, if adjusted to remove the impact of the sale of Etinera, together with the resulting changes in terms of trade in Italy, and to allow for the inclusion of the US tobacco business in associated companies following the Reynolds American transaction (see page 16). All regions showed strong growth apart from America-Pacific.

On a reported basis, Group volumes from subsidiaries were affected by the transactions noted above, resulting in a 3 per cent decrease to 159 billion. Excluding the impact of these transactions, there was organic volume growth from subsidiaries of 1 per cent with many good market share performances. The four global drive brands showed overall growth of 2 per cent. Kent grew by 19 per cent and Pall Mall by 6 per cent, while Dunhill and Lucky Strike fell by 11 per cent and 5 per cent respectively. Dunhill was adversely affected by an excise change in South Korea and Lucky Strike volumes reflected overall industry volume declines in key markets. As noted in the 2004 Report & Accounts, Group volumes now include make-your-own cigarette 'stix'.

In **Europe**, profit increased by £30 million to £181 million with strong performances in Russia, Germany, France and Romania, while the integration of the Smoking Tobacco and Cigars business into the respective markets is already delivering benefits. Excluding the impact of the sale of Etinera, and the resulting changes in the terms of trade, profit would have increased by £17 million. Regional volumes were 2 per cent higher at 57 billion, primarily due to the growth in Russia and the change in terms of trade in Italy.

In Italy, volumes and profit were affected by the introduction in January of a virtual ban on indoor public smoking, resulting in a total market decline of over 12 per cent. Profit was also affected by the sale of Etinera at the end of 2004 (see page 16). However, the change in the terms of trade noted above resulted in a one-off increase in reported volumes and profit. Excluding this distortion, compared to the previous quarter, market share was higher after Pall Mall and MS improved share, with MS recording growth for the first time in several years.

Profit in Germany increased strongly through a price increase, improved mix and lower costs. Volumes were lower although there was share growth from Pall Mall. Cigarette 'stix' continued to grow strongly and, in a market adversely affected by a steep excise increase in December 2004, overall share was up. There were improved results from France due to the better sales mix and lower costs, with volumes and market share both higher.

Russia continued its excellent performance with another strong increase in profit through a better mix and volume increases. Higher volumes and market share were driven by the premium brand Kent, supported by the growth of Vogue. In Romania, profit increased with volume growth and higher margins from Kent and Pall Mall.

In Switzerland, an excise increase in December resulted in lower volume and slightly reduced profit, although market share was maintained as Parisienne and Pall Mall performed strongly. In the Netherlands and Belgium, integration of the Smoking Tobacco and Cigars business, as well as cost savings, led to improved profit.

In **Asia-Pacific**, regional profit rose by £13 million to £126 million as good performances in Australasia and Pakistan, assisted by a benefit from the timing of excise payments in South Korea, more than covered the reductions in Malaysia and Vietnam. Regional volumes at 32 billion were 1 per cent higher as strong increases in Pakistan and Bangladesh were partially offset by volume declines in Vietnam and South Korea. South Korea is now reported under the Asia-Pacific region, rather than America-Pacific, with the 2004 comparatives adjusted accordingly.

Australia continued its profit growth despite a small decline in volumes, with higher margins and overall market share up due to strong performances from Dunhill and Winfield. In New Zealand, profit increased with improved margins, while volumes were stable.

Following the severe excise increase last September, profit in Malaysia was lower as a result of pricing activities and the incremental costs of complying with new regulations. In a reduced market, Dunhill's share was up on the previous quarter and stable compared to last year. Pall Mall's share also increased but reductions in other brands led to a small overall decline in market share. In Vietnam, market share rose but lower volumes led to a decline in profit.

South Korea delivered strong profit growth due to the timing of excise payments, which substantially reduced industry volume. Good market share growth was driven by Dunhill.

In Pakistan, very strong volume growth by Gold Flake and John Player Gold Leaf resulted in much higher profit and market share. Volumes increased in Bangladesh but profit decreased as consumers continued to down trade.

The **Latin America** region showed strong profit growth of £21 million to £115 million with all major markets up. Volumes at 36 billion were slightly lower as increases in Venezuela and Central America were offset by declines in Argentina and Mexico.

Profit in Brazil was much higher following price increases, assisted by a stronger local currency, with volumes fractionally lower. In Venezuela, higher margins and increased volumes led to profit growth, supported by higher disposable income levels and a reduction in imported illegal product.

In Mexico, profit was higher as a result of an improved mix and price increases last year, and was achieved despite lower volumes, increased marketing investment and the depreciation of the currency against sterling. The continued growth of the Group's premium brand volumes were more than offset by the decline in the mid-priced and low-priced segments.

Elsewhere in the region there were good performances, especially in the Central America and Caribbean area which showed higher profit as volumes increased, although volumes were lower in Argentina due to the continued growth of low price local manufacturers.

Profit in the **Africa and Middle East** region grew by £15 million to £97 million with good performances from South Africa and Nigeria. There was excellent volume growth of 17 per cent to 25 billion, mainly as a result of the strong growth in Turkey and other markets in the Middle East.

In South Africa, profit benefited from a price increase and improved sales mix as Peter Stuyvesant increased share, while total volumes were stable. There was a strong increase in market share in Nigeria and profit rose due to all products now being manufactured locally.

There were volume increases from Kent and Montana in Iran and Viceroy in Iraq, and profits were higher driven by these volume increases. Volume growth in Turkey was outstanding with good performances by Viceroy and Pall Mall. While financial results worsened as higher excise costs more than offset the volume benefits, the position improved towards the end of the quarter.

On a comparable basis, the **America-Pacific** regional profit was £35 million lower at £88 million, and volume was 8 per cent lower, as both Canada and Japan showed lower profit and volumes. As the comparative period included the US tobacco business now merged with R.J. Reynolds and included in associates (see page 16), reported regional volumes were down by 51 per cent to 10 billion and reported profit was £100 million lower.

Imperial Tobacco Canada's profit was down £19 million to £64 million as lower volumes and an adverse sales mix, as a result of continued down trading, offset lower operating costs. Imperial's share of the growing low-priced segment rose from 22 per cent to 36 per cent. However, this is still below its overall cigarette market share which declined from 59 per cent to 55 per cent due to the reduction in the premium segment.

Profit in Japan was affected by lower volumes, as the total market continued its decline, together with the impact of exchange and the non-recurrence of a benefit from a business reorganisation included in prior periods. Lucky Strike and Kool maintained share, while Kent showed a slight decline, in an intensely competitive environment.

Unallocated costs, which are net corporate costs not directly attributable to individual segments, were up £6 million at £25 million, mainly due to exchange gains in the 2004 comparative.

Results of associates

The Group's share of the post tax results of associates was up £63 million at £88 million, reflecting the inclusion of £60 million for Reynolds American following the transaction described on page 16. On a pro-forma US GAAP basis, as if the combination with Brown & Williamson had been completed as of 1 January 2004, Reynolds American reported that first quarter 2005 operating profit increased 58 per cent and net income rose 70 per cent. This was due primarily to increased pricing, merger related synergies and other cost reductions, and a benefit related to the MSA Phase II growers' trust. These were partially offset by volume declines, expenses from the quota buyout programme and merger related costs.

There was an increased profit contribution from the Group's associated companies in India, driven by their continued strong volume growth.

Cigarette Volumes of Subsidiaries

	3 months to		Year to
	31.3.05	31.3.04 Restated	31.12.04 Restated
	bns	bns	bns
Europe	56.7	55.6	240.2
Asia-Pacific	31.7	31.5	131.7
Latin America	36.3	36.6	147.6
Africa and Middle East	25.0	21.3	97.6
America-Pacific	9.6	19.6	68.4
	159.3	164.6	685.5

In addition, associates' volumes for the quarter were 56.1 billion (2004: 28.1 billion) and, with the inclusion of these, total Group volumes would be 215.4 billion (2004: 192.7 billion).

	3 months to 31.3.05 £m	3 months to 31.3.04 £m	Year to 31.12.04 £m
Revenue	2,107	2,635	10,768
Raw materials and consumables used	(613)	(623)	(2,670)
Purchase of finished goods by distribution business		(282)	(1,086)
Changes in inventories of finished goods and work in progress	(29)	47	4
Employee benefit costs	(305)	(389)	(1,552)
Depreciation and amortisation costs	(74)	(80)	(357)
Other operating expenses	(504)	(699)	(2,518)
	582	609	2,589
Restructuring costs		(5)	(206)
Investment costs written off			(50)
Gains on disposal of subsidiaries and non-current investments			1,427
Profit from operations	582	604	3,760
Net finance costs	(46)	(54)	(254)
Share of post tax results of associates	88	25	126
after			
- restructuring costs			(63)
- brand impairment			(49)
- exceptional tax credits			49
Profit before taxation	624	575	3,632
Taxation	(166)	(197)	(673)
Profit for the period	458	378	2,959
Attributable to:			
Shareholders' equity	428	344	2,829
Minority interests	30	34	130
Earnings per share			
basic	20.26p	16.65p	135.11p
diluted	20.10p	15.77p	131.22p

See notes on pages 13 to 21.

	3 months to 31.3.05 £m	3 months to 31.3.04 £m	Year to 31.12.04 £m
Differences on exchange	(62)	(72)	40
Cash flow hedges	18		
Net investment hedges	(1)		
Net (losses)/gains recognised directly in equity	(45)	(72)	40
Profit for the period page 9	458	378	2,959
Total recognised income for the period	413	306	2,999
- shareholders' equity	376	281	2,879
- minority interests	37	25	120
Employee share options			
- value of employee services	9	8	32
- proceeds from shares issued	15	12	36
Dividends and other appropriations			
- ordinary shares			(823)
- convertible redeemable preference shares			(33)
- amortisation of discount on preference shares		(4)	(8)
- to minority shareholders	(22)	(23)	(145)
Purchase of own shares			
- held in Employee Share Ownership Trusts	(10)	(63)	(76)
- other	(42)	(165)	(492)
Other movements	3	5	8
	366	76	1,498
Balance 1 January	6,117	4,619	4,619
Change in accounting policy page 13	(42)		
Balance at period end	6,441	4,695	6,117

See notes on pages 13 to 21.

SEGMENTAL ANALYSES OF REVENUE AND PROFIT FOR THE THREE MONTHS - unaudited

	31.3.05 External £m	31.3.05 Inter Segment £m	31.3.05 Revenue £m	31.3.04 External £m	31.3.04 Inter Segment £m	31.3.04 Revenue £m
Europe	830	132	962	1,005	152	1,157
Asia-Pacific	365	1	366	353		353
Latin America	322		322	278	2	280
Africa and Middle East	223	4	227	183	1	184
America-Pacific	230		230	652	9	661
Revenue	1,970	137	2,107	2,471	164	2,635

The analysis for revenue is based on location of manufacture and figures based on location of sales would be as follows:

	31.3.05 £m	31.3.04 £m
Europe	832	1,018
Asia-Pacific	393	393
Latin America	326	281
Africa and Middle East	326	290
America-Pacific	230	653
	2,107	2,635

	31.3.05 Segment result £m	31.3.04 Segment result £m	31.3.04 Segment result excluding restructuring costs £m
Europe	181	151	151
Asia-Pacific	126	113	113
Latin America	115	94	94
Africa and Middle East	97	82	82
America-Pacific	88	183	188
	607	623	628
Unallocated costs	(25)	(19)	(19)
	582	604	609

With effect from 1 January 2005, the Group has changed its regional structure, with South Korea included in Asia-Pacific rather than the America-Pacific region. The 2004 analyses on page 11 reflect this change as do the restated IFRS analyses for the year ended 31 December 2004 below:

	Location of manufacture			Location of sales
	External	Inter Segment	Revenue	Revenue
	£m	£m	£m	£m
Europe	4,410	637	5,047	4,452
Asia-Pacific	1,489	1	1,490	1,629
Latin America	1,260	9	1,269	1,273
Africa and Middle East	853	2	855	1,339
America-Pacific	2,072	35	2,107	2,075
	10,084	684	10,768	10,768

	Segment result	Segment result*
	£m	£m
Europe	591	750
Asia-Pacific	467	495
Latin America	438	448
Africa and Middle East	357	360
America-Pacific	2,010	639
	3,863	2,692
Unallocated costs	(103)	(103)
	3,760	2,589

* Excluding restructuring costs, investment costs written off and gains on disposal of subsidiaries and non-current investments.

The segmental analysis of the Group's share of post tax results of associates is as follows:

	31.3.05	31.3.04	31.12.04
	£m	£m	£m
Europe	10	10	38
Asia-Pacific	18	14	67
Africa and Middle East		1	1
America-Pacific	60		20
	88	25	126

The financial information comprises the unaudited results for the three months to 31 March 2005 and 31 March 2004, together with the unaudited results for the twelve months ended 31 December 2004.

Prior to 2005, the Group prepared its audited annual financial statements and unaudited quarterly results under UK Generally Accepted Accounting Principles (UK GAAP). From 1 January 2005, the Group is required to prepare its annual consolidated financial statements in accordance with IFRS as adopted by the European Union (EU) and implemented in the UK. As the annual 2005 financial statements will include comparatives for 2004, the Group's date of transition to IFRS under IFRS1 (First time adoption of IFRS) is 1 January 2004 and the 2004 comparatives will be restated to IFRS. However, in preparing the comparative figures for 2004, the Group has chosen to utilise the IFRS1 exemption from the requirement to restate comparative information for IAS32 and IAS39 on financial instruments.

To explain how the Group's reported performance and financial position are affected by this change, the Report & Accounts for the year ended 31 December 2004 set out on pages 75 to 84 a comparison of key figures under UK GAAP for 2004, with unaudited restated IFRS results and an explanation of the principal differences between UK GAAP and IFRS, together with the accounting policies which are to be used under IFRS.

These unaudited Group results for the three months to 31 March 2005 have been prepared on a basis consistent with the IFRS accounting policies as set out on pages 81 to 84 of the Report & Accounts for the year ended 31 December 2004. These interim financial statements have been prepared under the historical cost convention, except in respect of certain financial instruments. In addition, these interim financial statements do not comply with all the disclosures in IAS34 on interim financial reporting and are therefore not in full compliance with IFRS.

As noted above IAS32 and IAS39 on financial instruments are being applied prospectively from 1 January 2005 and the changes to the balance sheet as at 1 January 2005 principally reflect:

(a) The measurement of available-for-sale investments at fair value.
(b) The reclassification of interest accruals to form part of the carrying value of the related asset or liability.
(c) The measurement of all derivative financial instruments at fair value.
(d) Derecognition of deferred losses on derivatives.

These changes result in increases in total assets of £71 million and total liabilities of £113 million, with total equity £42 million lower. The impact on the first quarter of 2005 is set out in net finance costs on page 18. As permitted, the Group is adopting the amendment to IAS39 on cash flow hedge accounting of forecast intra group transactions from 1 January 2005.

The effect of the change to IFRS on total equity as at 31 March 2004 and profit for the three months to 31 March 2004 is as follows:

	Total equity £m	Profit for the period £m
UK GAAP	4,526	252
Post retirement benefits	(481)	8
Deferred taxation	(61)	(3)
Dividends	585	
Share schemes	(7)	(2)
Goodwill	125	118
Other	8	5
IFRS	4,695	378

The total equity under UK GAAP of £4,526 million comprises shareholders' funds of £4,298 million, as disclosed in the First Quarter Report for 2004, and minority interests of £228 million.

The adjustments above are as explained on pages 75 to 77 of the Report & Accounts for the year ended 31 December 2004. Also under UK GAAP, operating profit, net finance costs, taxation and minority interests included the Group's share of the associates' results, whereas the income statement under IFRS only includes the Group's share of the post tax and minority results of the associates as one line before the Group's pre-tax profit.

The adjustments to the balance sheets as at 1 January 2004 and 31 December 2004, as well as the adjustments to profit for the year ended 31 December 2004, are explained on pages 75 to 78 of the Report & Accounts for the year ended 31 December 2004.

These results are based on the IFRS expected to be applicable as at 31 December 2005 and the interpretation of those standards. IFRS are subject to possible amendment by and interpretative guidance from the International Accounting Standards Board, as well as the ongoing review and endorsement by the EU, and are therefore still subject to change. These figures may therefore require amendment, to change the basis of accounting and/or presentation of certain financial information, before their inclusion in the IFRS financial statements for the year to 31 December 2005, when the Group prepares its first complete set of IFRS financial statements.

CONVERTIBLE REDEEMABLE PREFERENCE SHARES

On 7 June 1999, the Company issued 241,734,651 convertible redeemable preference shares (CRPS) of 25p each to R&R Holdings SA as part consideration for the acquisition of the issued share capital of Rothmans International BV. Subsequently, in accordance with the terms of the CRPS, 50 per cent of the CRPS was redeemed for cash on 7 June 2000 and the remaining 50 per cent was converted into the same number of ordinary shares on 3 June 2004.

The amortisation of discount on preference shares referred to on page 10 reflects the difference between the share price at the date of the Rothmans transaction and the redemption price, which was being amortised over the period to the redemption date.

FOREIGN CURRENCIES

The results of overseas subsidiaries and associated companies have been translated to sterling as follows:

The income statement has been translated at the average rates for the respective periods. The total equity has been translated at the relevant period end rates. For high inflation countries, the local currency results are adjusted for the impact of inflation prior to translation to sterling at closing exchange rates.

The principal exchange rates used were as follows:

	Average			Closing		
	31.3.05	31.3.04	31.12.04	31.3.05	31.3.04	31.12.04
US dollar	1.891	1.838	1.830	1.890	1.819	1.920
Canadian dollar	2.319	2.424	2.384	2.286	2.384	2.300
Euro	1.442	1.470	1.475	1.454	1.497	1.413
South African rand	11.357	12.469	11.821	11.760	11.673	10.816

Under UK GAAP previously reported quarterly figures were restated to the average rates for the year to date. Under IFRS, each quarter is not restated for subsequent movements in foreign exchange during the year and so the figures remain translated to sterling at the average rates for the relevant periods. The comparative 2004 figures in these results reflect this change, as well as the other adjustments to IFRS.

CHANGES IN THE GROUP

On 23 December 2003, the Group completed the acquisition of Ente Tabacchi Italiani S.p.A. (ETI), Italy's state tobacco company. On 29 December 2004 the Group sold Etinera S.p.A., the distribution business of the Italian subsidiary, for €590 million. After allocating the relevant portion of the goodwill on the ETI acquisition to Etinera there was no gain on the disposal. It is estimated that Etinera contributed £223 million of revenue and £10 million of operating profit to the Group results for the three months to 31 March 2004.

In the first quarter of 2005, following the sale of Etinera, volumes and profits in Italy benefited by 3 billion and £23 million respectively from a change in the terms of trade with Etinera, but around three-quarters of this is expected to reverse over time.

The Group announced on 27 October 2003, and completed on 30 July 2004, the agreement to combine Brown & Williamson's (B&W) US domestic businesses with R.J. Reynolds (RJR) under Reynolds American Inc., a new holding company 58 per cent owned by RJR shareholders and 42 per cent by the Group, through B&W. The Group also sold Lane to Reynolds American for US$400 million in cash. This transaction gave rise to goodwill relating to the Group's investment in Reynolds American Inc. and a gain on the partial disposal of the US domestic businesses. The goodwill on the transaction is provisionally estimated at £1,285 million, with a gain on the partial disposal of £1,389 million.

The Group consolidated the results of B&W and Lane for the seven months to the end of July 2004, and from that date Reynolds American Inc. is accounted for as an associated company. In the three months to 31 March 2005, the Group's share of Reynolds American post tax profit was £60 million while in the three months to 31 March 2004 B&W and Lane contributed £388 million of revenue and £65 million of operating profit.

Excluding the Etinera, B&W and Lane operating profits from the 2004 first quarter would result in a profit for 2004 of £529 million. On this basis, the operating profit for the first quarter of 2005 of £559 million, after excluding the benefit from the change in terms of trade in Italy, would represent growth of 6 per cent.

The Group ceased to be the controlling company of British American Racing (Holdings) Ltd (BAR) on 7 December 2004 when BAR went into administration. The Group consequently ceased to consolidate BAR from that date. In January 2005, a joint venture between British American Tobacco and Honda Motor Co. Ltd. acquired the BAR business. As there is now shared control with Honda, BAR is equity accounted from January 2005.

RESTRUCTURING COSTS

During 2003, the Group commenced a detailed review of its manufacturing operations and organisational structure, including the initiative to reduce overheads and indirect costs. The restructuring continued during 2004, with further announcements during the year principally in respect of a reorganisation of the Group's business in Germany, the closing and downsizing of some factories and the integration of the Smoking Tobacco and Cigars operations with the cigarette businesses in Europe and the UK. The results of subsidiaries for the year ended 31 December 2004 include a charge for restructurings of £206 million and for the three months to 31 March 2004 include £5 million.

INVESTMENT COSTS WRITTEN OFF

Considering the uncertainty of the timetable and the significant hurdles in establishing a major strategic investment in China, in 2004 the Group decided to write off all costs previously capitalised in reaching that stage of the project.

GAINS ON DISPOSAL OF SUBSIDIARIES AND NON-CURRENT INVESTMENTS

In the year ended 31 December 2004, a gain on partial disposal of £1,389 million arose from the agreement to combine Brown & Williamson with R.J. Reynolds, with no gain on the disposal of Etinera, as described on page 16.

In October 2004, the Group sold two non-current asset investments, its 20 per cent stake in Lakson Tobacco Company in Pakistan and Bolloré Investissement S.A. in France. The total proceeds were £66 million, resulting in a gain on disposal of £38 million.

Net finance costs comprise:

		3 months to 31.3.05 £m		3 months to 31.3.04 £m
Interest payable		(95)		(89)
Interest and dividend income		26		26
Fair value changes - derivatives	(33)			
Exchange differences	56		9	
		23		9
		(46)		(54)

Net finance costs at £46 million were £8 million lower than last year but, excluding the impact of IAS39 which has only been applied prospectively from 1 January 2005, they were similar to last year.

The £23 million (2004: £9 million) of fair value changes and exchange differences reflects:

(a) IAS39 requires all derivatives to be recognised at fair value in the accounts. This results in a £8 million gain in the quarter on applying fair values to derivatives which do not qualify for hedge accounting under IAS39. However, this is principally in respect of long term structural swaps as part of the Group's treasury management. While valuations under IAS39 will be subject to volatility over time, the intention is to hold the swaps to maturity.

(b) £5 million related to swaps where the corresponding amounts in 2004 were included in interest paid.

(c) £10 million (2004: £9 million) principally reflecting exchange differences which were included in reserve movements under UK GAAP.

Net finance costs under IFRS, especially with the implementation of IAS39, are potentially more volatile than under UK GAAP. As described on page 20, the Group will review the appropriate treatment of this volatility for the adjusted earnings per share calculations prior to publishing the first annual IFRS results for 2005.

ASSOCIATES

The share of post tax results of associates for the year ended 31 December 2004 is after restructuring costs, brand impairment and exceptional tax credits.

Following the combination of Brown & Williamson with R.J. Reynolds as described on page 16, the new company Reynolds American incurred restructuring costs in integrating the two businesses. For the period to 31 December 2004 the Group's share of these amounted to £63 million (net of tax), mainly in relation to asset write downs and staff costs. There was also a £49 million (net of tax) impairment charge following the implementation of a review of brand strategies resulting from the combination of R.J. Reynolds and Brown & Williamson. In addition there was a £49 million exceptional tax credit arising from tax recoveries in Reynolds American.

TAXATION

The tax rates in the income statement of 26.6 per cent in 2005 and 34.3 per cent in 2004 are affected by the inclusion of the share of associates post tax profit in the Group's pre-tax results. The underlying tax rate for subsidiaries, reflected in the adjusted earnings per share shown below, was 31.0 per cent in 2005 and 35.7 per cent in 2004, and the decrease reflects changes in the mix of profits. On a similar basis the underlying tax rate for associates was 36.1 per cent in 2005 and 35.4 per cent in 2004 and the increase reflects the inclusion of the US tobacco business in associated companies following the Reynolds American transaction.

EARNINGS PER SHARE

Basic earnings per share are based on the profit for the period attributable to ordinary shareholders, after deducting the amortisation of discount on the convertible redeemable preference shares, and the average number of ordinary shares in issue during the period (excluding shares held by the Group's two Employee Share Ownership Trusts).

For the calculation of the diluted earnings per share the average number of shares reflects the potential dilutive effect of employee share schemes and, up to their redemption on 3 June 2004, the convertible redeemable preference shares. The earnings are correspondingly adjusted to the amount of earnings prior to deducting the amortisation of discount on the convertible redeemable preference shares.

The earnings per share are based on:

	31.3.05		31.3.04		31.12.04	
	Earnings £m	Shares m	Earnings £m	Shares m	Earnings £m	Shares m
Basic	428	2,113	340	2,042	2,821	2,088
Diluted	428	2,129	344	2,181	2,829	2,156

The earnings have been distorted by exceptional items and to illustrate the impact of these distortions, the adjusted diluted earnings per share are shown below:

	Diluted earnings per share		
	3 months to		Year to
	31.3.05	31.3.04	31.12.04
	pence	pence	pence
Unadjusted earnings per share	20.10	15.77	131.22
Effect of restructuring costs		0.14	9.32
Effect of brand impairment			2.27
Investment costs written off			2.32
Effect of disposal of subsidiaries and non current investments			(66.33)
Effect of tax recoveries in associated company			(2.27)
Adjusted diluted earnings per share	20.10	15.91	76.53
Adjusted diluted earnings per share are based on			
- Adjusted earnings (£m)	428	347	1,650
- Shares (m)	2,129	2,181	2,156

Similar types of adjustments would apply to basic earnings per share. For the three months to 31 March 2005, basic earnings per share on an adjusted basis would be 20.26p (2004: 16.79p) compared to unadjusted amounts of 20.26p (2004: 16.65p).

IFRS requires fair value changes for derivatives, which do not meet the tests for hedge accounting under IAS39, to be included in the income statement. In addition, certain exchange differences included in reserve movements under UK GAAP, are required to be included in the income statement under current IFRS. As both these items are particularly subject to exchange rate movements in a period, they can be a volatile element of reported income, and especially net finance costs, which does not always reflect an economic gain or loss for the Group. Subject to further developments in IFRS during 2005, including interpretations of IFRS and best practice in reporting IFRS results, the Group will review the appropriate treatment of these in the adjusted earnings per share calculations prior to publishing the first annual IFRS results for 2005.

SHARE BUY-BACK PROGRAMME

The Group initiated an on-market share buy-back programme at the end of February 2003. During the three months to 31 March 2005, 4 million shares were bought at a cost of £42 million.

During the year to 31 December 2004, 59 million shares were bought at a cost of £492 million.

******

Copies of this Report will be posted to shareholders and may also be obtained during normal business hours from the Company's Registered Office at Globe House, 4 Temple Place, London WC2R 2PG.

Alan F Porter
Secretary
4 May 2005